Skadden, Arps, Slate, Meagher & Flom llp
525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301
TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com
July 9, 2009
VIA EDGAR
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	Emulex Corporation Additional Definitive Soliciting Materials filed by Broadcom Corporation and Fiji Acquisition Corporation Filed June 23, 2009 File No. 001-31353
Dear Mr. Duchovny:
     On behalf of Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (“Purchaser” and, together with Parent, “Broadcom”), this letter sets forth Broadcom’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2009 (the “Comment Letter”), regarding the additional definitive soliciting materials filed by Parent and Purchaser on June 23, 2009 (the “Investor Presentation”). For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to Broadcom’s response to such comment.
1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertions on page 5 of the investor

Daniel F. Duchovny
Securities and Exchange Commission
July 9, 2009

presentation that Emulex has a ''track record of underperformance” and that its board and management have shown an “Inability to deliver satisfactory results.”

Response: Broadcom acknowledges that each statement or assertion of opinion or belief must be clearly characterized as such, and that a reasonable factual basis must exist for each such opinion or belief. Broadcom respectfully submits that support for the above-referenced assertions on page 5 of the Investor Presentation is provided on the following pages of the Investor Presentation: page 13 (“Why has Emulex been an Underperforming Stock over the last 7+ Years?”), page 14 (“Reason: A History of Missing Street Revenue Estimates”), page 15 (“Reason: Emulex Has Failed to Grow Market Share Despite “Design Wins””), page 16 (“Reason: Emulex’s Unsatisfactory Track Record of Translating “Design Wins” into Revenue Growth”), page 17 (“Reason: Over-Promising and Disappointing on Market Opportunities”), page 18 (“Reason: Over-Promising and Disappointing on Market Opportunities”), and page 23 (“Stock Has Historically Traded at 20% Discount to Consensus Price Targets”).
2.	We note your statement on page 7 of the investor presentation that if the consent solicitation fails, Emulex security holders “will be denied the opportunity to act until the annual stockholder meeting, which could be as late as 2010 ... ” In this respect, we note that Emulex announced in early June that its annual meeting will be held on November 19, 2009. Please provide corrective disclosure.

Response: Broadcom acknowledges that Emulex announced that its annual meeting will be held on November 19, 2009. However, as noted on page 42 of the Investor Presentation, according to Delaware General Corporation Law, Emulex could still postpone the stockholder meeting until January 2010. If Broadcom re-files the Investor Presentation or makes a similar statement to the one referenced in Comment 2 above, it will include in such future filings an explanatory note regarding the announced November 19, 2009 date of Emulex’s annual meeting and the possibility such meeting could be postponed.

Daniel F. Duchovny
Securities and Exchange Commission
July 9, 2009

     If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (650) 470-4662 or Kenton J. King at (650) 470-4530.

Very truly yours,
/s/ Leif B. King
Leif B. King

cc:	Arthur Chong, Senior Vice President, General Counsel and Secretary Broadcom Corporation Kenton J. King Skadden, Arps, Slate, Meagher & Flom LLP